FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of October 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Deputy President and
                                            Chief Financial Officer
October 30, 2012

RICOH                                                         October 30, 2012

                           QUARTERLY REPORT

                       Half year ended September 30, 2012
        (Results for the Period from April 1, 2012 to September 30, 2012)
                      Three months ended September 30, 2012
        (Results for the Period from July 1, 2012 to September 30, 2012)

Performance Outline (Consolidated)

(1) Half year ended September 30, 2012, 2011 and Year ending March 31, 2013 (Forecast)

                                                                                                                 (Billions of yen)
---------------------------------------------------------------------------------------------------------  -----------------------
                                                          Half year ended    Half year ended                Year ending
                                                         September 30, 2011 September 30, 2012             March 31, 2013
                                                              Results            Results       Change         Forecast    Change
---------------------------------------------------------------------------------------------------------  -----------------------
   Domestic sales                                               434.5              430.7         -0.9%         887.0        0.1%
   Overseas sales                                               504.5              486.7         -3.5%       1,013.0       -0.4%
Net sales                                                       939.0              917.4         -2.3%       1,900.0       -0.2%
Gross profit                                                    386.8              374.4         -3.2%         755.0        0.3%
Operating income (loss)                                          -2.0               27.3            --          70.0          --
Income (loss) before income taxes                                -9.7               24.4            --          62.5          --
Net income (loss) attributable to Ricoh Company, Ltd.            -8.7               11.7            --          33.0          --
---------------------------------------------------------------------------------------------------------  -----------------------
Exchange rate (Yen/US$)                                         79.82              79.43         -0.39         77.22       -1.86
Exchange rate (Yen/EURO)                                       113.94             100.66        -13.28        100.33       -8.72
---------------------------------------------------------------------------------------------------------  -----------------------
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                           -12.12              16.15         28.27         45.51      106.93
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                         -12.12                 --            --            --          --
---------------------------------------------------------------------------------------------------------  -----------------------
Cash flows from operating activities                             15.5               28.4          12.8            --          --
Cash flows from investing activities                            -52.9              -52.6           0.3            --          --
Cash flows from financing activities                              5.8               -3.3          -9.2            --          --
Cash and cash equivalents at end of period                      133.6              122.9         -10.6            --          --
---------------------------------------------------------------------------------------------------------  -----------------------
Capital expenditures                                             36.8               41.3           4.4          79.0         5.7
Depreciation for tangible fixed assets                           30.8               30.6          -0.2          64.0        -0.9
R&D expenditures                                                 59.7               54.7          -5.0         117.0        -2.0
---------------------------------------------------------------------------------------------------------  -----------------------

---------------------------------------------------------------------------------------------------------
                                                          March 31, 2012    September 30, 2012 Change
---------------------------------------------------------------------------------------------------------
Total assets                                                  2,289.3            2,218.5         -70.8
Ricoh Company, Ltd. shareholders' equity                        822.7              801.3         -21.3
Interest-bearing debt                                           741.8              742.4           0.6
---------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)               35.9               36.1           0.2
---------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)     1,134.64           1,105.21        -29.43
---------------------------------------------------------------------------------------------------------

(2) Three months ended September 30, 2011 and 2012

                                                                                        (Billions of yen)
---------------------------------------------------------------------------------------------------------
                                                         Three months ended Three months ended
                                                         September 30, 2011 September 30, 2012
                                                              Results            Results       Change
---------------------------------------------------------------------------------------------------------
   Domestic sales                                               219.2              215.3         -1.8%
   Overseas sales                                               252.4              242.7         -3.8%
Net sales                                                       471.6              458.0         -2.9%
Gross profit                                                    189.2              184.5         -2.5%
Operating income (loss)                                         -13.3               13.1            --
Income (loss) before income taxes                               -19.0               12.2            --
Net income (loss) attributable to Ricoh Company, Ltd.           -13.7                5.1            --
---------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                         77.94              78.64          0.70
Exchange rate (Yen/EURO)                                       110.31              98.29        -12.02
---------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.
   shareholders per share-basic (yen)                          -18.92               7.13         26.05
Net income (loss) attributable to Ricoh Company, Ltd.
   shareholders per share-diluted (yen)                        -18.92                 --            --
---------------------------------------------------------------------------------------------------------
Capital expenditures                                            20.0                22.1           2.1
Depreciation for tangible fixed assets                          15.2                15.9           0.6
R&D expenditures                                                31.7                27.7          -4.0
---------------------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2013 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

* During the previous fiscal year, Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated consolidated financial statements for the second quarter of fiscal year 2011.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2012 (U.S. GAAP FINANCIAL INFORMATION)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2012 TO SEPTEMBER 30, 2012

(1) Operating Results

                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------
                                                          Half year ended    Half year ended
                                                         September 30, 2011 September 30, 2012
----------------------------------------------------------------------------------------------
Net sales                                                        939,082            917,467
   (% change from the previous corresponding period)                -3.3               -2.3
Operating income (loss)                                           -2,033             27,388
   (% change from the previous corresponding period)                  --                 --
Income (loss) before income taxes                                 -9,724             24,490
   (% change from the previous corresponding period)                  --                 --
Net income (loss) attributable to Ricoh Company, Ltd.             -8,792             11,713
   (% change from the previous corresponding period)                  --                 --
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                              -12.12              16.15
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                            -12.12                 --
----------------------------------------------------------------------------------------------

Notes:

i. Comprehensive income: Yen -13,035 million (Yen -54,614 million in income in previous fiscal year)

(2)  Financial Position

                                                             (Millions of yen)
--------------------------------------------------------------------------------
                                             March 31, 2012  September 30, 2012
--------------------------------------------------------------------------------
Total assets                                    2,289,358       2,218,515
Total equity                                      879,018         859,426
Ricoh Company, Ltd. shareholders' equity          822,704         801,349
Ricoh Company, Ltd. shareholders' equity
  ratio (%)                                          35.9            36.1
--------------------------------------------------------------------------------

2. DIVIDEND INFORMATION

--------------------------------------------------------------------------------
                                                    Year ended    Year ending
                                                  March 31, 2012 March 31, 2013
                                                    (Results)      (Forecast)
-------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)           25.00          29.00
  Interim (yen)                                        16.50          12.50
  Year-end (yen)                                        8.50          16.50
-------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: Yes

3.  FORECAST OF OPERATING RESULTS FROM APRIL 1, 2012 TO MARCH 31, 2013

                                                           (Millions of yen)
----------------------------------------------------------------------------
                                                               Year ending
                                                              March 31, 2013
----------------------------------------------------------------------------
Net sales                                                       1,900,000
Operating income                                                   70,000
Income before income taxes                                         62,500
Net income attributable to Ricoh Company, Ltd.                     33,000
Net income attributable to Ricoh Company, Ltd. shareholders
  per share (yen)                                                    45.51
----------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4.  OTHERS

(1) Changes in significant subsidiaries: No

(2) Adoption of concise quarterly accounting method or procedure: No

(3) Changes in accounting method: Yes

*For details see "4.Others"on page 5.

(4) Number of common stock outstanding (including treasury stock):

As of  September 30, 2012  744,912,078 shares   As of  March 31, 2012  744,912,078 shares

(5) Number of treasury stock:

As of  September 30, 2012  19,845,523 shares    As of  March 31, 2012  19,831,060 shares

(6) Average number of common stock:

Half year ended  September 30, 2012  725,073,617 shares    Half year ended  September 30, 2011  725,501,005 shares

CONSOLIDATED PERFORMANCE

1.   OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first half of fiscal year 2012 (the six months period from April 1, 2012 to September 30, 2012) decreased by 2.3% as compared to the previous corresponding period, to Yen 917.4 billion. During this period, the average yen exchange rates were Yen 79.43 against the U.S. dollar (up Yen 0.39 from the previous corresponding period) and Yen 100.66 against the Euro (up Yen 13.28 from the previous corresponding period). Net sales would have increased by 0.6% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy has shown signs of gradual recovery as demand for reconstruction increased and supply chains recovered as production facilities were restored in the areas affected by the Great East Japan Earthquake. The business environment surrounding Ricoh however remains unpredictable due to the continued strength of the Yen against the U.S. dollar and the Euro along with new signs of a global slowdown underway. Under such conditions, domestic sales in the Imaging & Solutions segment and the Industrial Products segment decreased from the previous corresponding period. The Other segment increased compared to the previous corresponding period due to the additional sales contribution from Pentax Ricoh Imaging Co., Ltd. Overall, domestic sales decreased by 0.9% compared to the previous corresponding period.

Outside of the domestic market, the U.S. economy is showing signs of a modest recovery but the European economy continues to remain stagnant along with signs of economic slowdown in China and the rest of the emerging markets. These economic conditions together with the strong Yen have affected the overseas sales of Ricoh.

As for overseas sales by region, sales in the Americas remained flat compared to the previous corresponding period (an increase of 0.5% excluding foreign currency exchange fluctuation), sales in Europe, Middle East and Africa decreased by 10.0% due to the economic uncertainties in the region along with the Yen's appreciation against the Euro (an increase of 1.8% excluding foreign currency exchange fluctuation). Sales in Other region, which includes China, South East Asia and Oceania, increased by 4.8% (7.6%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 3.5% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 1.9% as compared to the previous corresponding period.

Gross profit decreased by 3.2% as compared to the previous corresponding period to Yen 374.4 billion, despite ongoing cost reduction efforts and the addition of Pentax Ricoh Imaging Co., Ltd. This decrease is primarily due to the appreciation of the Yen.

The group-wide activities to streamline costs has contributed significantly in reducing selling, general and administrative expenses. The costs related to these activities has decreased in the first half of 2012, compared to the previous corresponding period. As a result, the selling, general and administrative expenses decreased by 10.8% as compared to the previous corresponding period to Yen 347.0 billion.

As a result, operating income increased to Yen 27.3 billion (operating loss was Yen 0.2 billion for the previous corresponding period).

As for other (income) expenses, foreign exchange loss decreased as compared to the previous corresponding period and interest and dividend income increased as compared to the previous corresponding period. As a result, income before income taxes increased as compared to the previous corresponding period; to Yen 24.4 billion (loss before income taxes was Yen 9.7 billion for the previous corresponding period).

As a result, net income attributable to Ricoh Company, Ltd. increased by Yen 20.5 billion as compared to the previous corresponding period; to Yen 11.7 billion (net loss was Yen 8.7 billion for the previous corresponding period).

The comprehensive loss for the half year ended September 30, 2012, decreased due primarily by the increase in net income and the decrease of cumulative translation adjustments.

*Conditions by Product Line

Conditions by Product Line for half year ended September 30, 2012 are as follows;

Imaging & Solutions (Sales down 3.8% to Yen 797.6 billion)
----------------------------------------------------------

     Office Imaging (Sales down 4.9% to Yen 626.2 billion)
     -----------------------------------------------------

     Sales in this category decreased by 4.9% as compared to the previous corresponding period, to Yen 626.2 billion. The sales would have decreased by 1.5% excluding the effects of foreign currency fluctuations. While sales of monochome printers increased, the sales of color printers decreased as well as the sales of color and monochome PPCs and MFPs as compared to the previous corresponding period.

     Production Printing (Sales down 4.6% to Yen 69.4 billion)
     ---------------------------------------------------------

     Sales in this category decreased by 4.6% as compared to the previous corresponding period, to Yen 69.4 billion due primarily to the appreciation of the Yen, despite increases in the sales of cut sheet products in the domestic market.

     Network System Solutions (Sales up 3.9% to Yen 101.9 billion)
     -------------------------------------------------------------

     Sales in this category increased by 3.9% as compared to the previous corresponding period, to Yen 101.9 billion due primarily to the increase in overseas sales of software and IT services.

As a result, sales in the Imaging & Solutions segment decreased by 3.8% as compared to the previous corresponding period, to Yen 797.6 billion. Operating income increased by 60.8% as compared to the previous corresponding period, to Yen 59.5 billion due primarily to decrease in restructuring costs that contributed to the decrease in selling, general and administrative expenses.

Industrial Products (Sales down 6.2% to Yen 47.4 billion)
---------------------------------------------------------

Sales in the Industrial Products segment decreased by 6.2%, as compared to the previous corresponding period, to Yen 47.4 billion. Sales of thermal media products increased from the previous corresponding period but the sales of semiconductor devices and electronic components decreased as compared to the previous corresponding period. The group-wide activities to streamline costs has contributed to the decrease in selling, general and administrative expenses, which also helped to reduce operating loss for this segment to a total of Yen 0.6 billion (operating loss was Yen 2.1 billion for the previous corresponding period).

Other (Sales up 22.3% to Yen 72.3 billion)
------------------------------------------

Net sales in the Other segment increased by 22.3% as compared to the previous corresponding period, to Yen 72.3 billion due to increase in sales from Pentax Ricoh Imaging Co., Ltd. As a result operating loss in the Other segment amounted to Yen 0.7 billion (operating loss was Yen 2.4 billion for the previous corresponding period).

2.   FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, cash and time deposits and trade receivables decreased from the end of the previous fiscal year. The yen equivalent of foreign-currency-denominated assets decreased due to the appreciation of the Yen developed from the previous fiscal year. As a result, total assets decreased by Yen 70.8 billion, to Yen 2,218.5 billion.

For Liabilities, the domestic trade payable amount decreased, which caused the total liabilities to decrease by Yen 51.2 billion, to Yen 1,359.0 billion.

For Total Equity, the accumulated other comprehensive loss increased due primarily to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity decreased by Yen 19.5 billion from the end of the previous fiscal year, to Yen 859.4 billion.

*Cash Flows (Half year ended September 30, 2012)

Net cash provided by operating activities in this period increased by Yen 12.8 billion, as compared to the previous corresponding period, to Yen 28.4 billion.

Net cash used in investing activities in this period decreased by Yen 0.3 billion as compared to the previous corresponding period, to Yen 52.6 billion.

As a result, free cash outflows generated by operating and investing activities decreased by Yen 13.2 billion, compared to the previous corresponding period, to Yen 24.1 billion.

Net cash provided by financing activities in this period was a negative Yen 3.3 billion as compared to the previous corresponding period, which was a positive Yen 5.8 billion.

As a result, cash and cash equivalents at the end of this first half decreased by Yen 33.2 billion as compared to the end of the previous fiscal year, to Yen 122.9 billion.

3.   FORECAST FOR THE ENTIRE FISCAL YEAR

Based on the changes in the business environment and the second quarter business results, Ricoh will revise its forecast of sales and gross profit downwards from those previously announced in July. Ricoh assumes the exchange rates of Yen
75.00 against the U.S. dollar and of Yen 100.00 against the Euro in and after the third quarter, and has incorporated the actual exchange rates during the first half of fiscal year 2012 in the annual exchange rates assumption.

Furthermore, taking into consideration the forecasted dividend at year end announced in July along with our forecast for the entire fiscal year, the year end dividend forecast has been revised upward to Yen 16.50 from Yen 12.50 for a total cash dividend of Yen 29.00 applicable to the year.

Our performance forecast for fiscal year 2013 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2013
US$ 1 = Yen 77.22 (Yen 79.08 in previous fiscal year)
EURO 1 =  Yen 100.33   (Yen 109.05 in previous fiscal year)

                                                            (Billions of yen)
-----------------------------------------------------------------------------
                                   Year ending    Year ended
                                  March 31, 2012 March 31, 2013
                                    (Results)      (Forecast)       Change
-----------------------------------------------------------------------------
   Domestic sales                          886.4          887.0         0.1%
   Overseas sales                        1,017.0        1,013.0        -0.4%
Net sales                                1,903.4        1,900.0        -0.2%
Gross profit                               752.6          755.0         0.3%
Operating income (loss)                    -18.0           70.0           --
Income (loss) before income taxes          -31.9           62.5           --
Net income (loss) attributable
  to Ricoh Company, Ltd.                   -44.5           33.0           --
-----------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2013 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4.   OTHERS

(1)  Changes in significant subsidiaries:

Not applicable

(2)  Adoption of concise quarterly accounting method or procedure:

Not applicable

(3)  Changes in accounting method:

Ricoh adopted Accounting Standards Codification (TM) 220 as from April 1 2012, which was revised based on Accounting Standards Update (ASU) 2011-05 and 2011-12. ASU 2011-05 requires an entity to present net income and other comprehensive income either in a single continuous statement or in two separate, but consecutive, statements. This ASU also requires separate presentation in both net income and other comprehensive income of reclassification adjustments for items that are reclassified from other comprehensive income to net income. ASU 2011-12 defers the effective date for only the presentation requirements related to reclassifications in ASU 2011-05.

Ricoh has presented this requirement in two separate, but consecutive statements. Management believes this adoption has not made a material effect on Ricoh's consolidated financial statements.

The Company and its most of subsidiaries in Japan changed depreciation method of property, plant and equipment from declining-balance method to straight-line method for the period beginning after April 1, 2012. Management believes that straight-line method is appropriate in line with future use of property, plant and equipment.

The effect generated from this change will be accounted for the periods onward because the change in depreciation method is applicable to the change in accounting estimate.

Management believes this change has not made a material effect on Ricoh's consolidated financial statements.

During the previous fiscal year, Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated prior-year consolidated financial statements for the first quarter of fiscal year 2011.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                    March 31, 2012   September 30, 2012       Change
--------------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                  158,671              126,273            -32,398
   Trade receivables                                                       686,930              660,307            -26,623
   Inventories                                                             195,009              196,695              1,686
   Other current assets                                                     65,896               65,286               -610
Total Current Assets                                                     1,106,506            1,048,561            -57,945
Fixed Assets
   Tangible fixed assets                                                   268,527              271,986              3,459
   Finance receivables                                                     468,004              470,661              2,657
   Other investments                                                       446,321              427,307            -19,014
Total Fixed Assets                                                       1,182,852            1,169,954            -12,898
--------------------------------------------------------------------------------------------------------------------------
Total Assets                                                             2,289,358            2,218,515            -70,843
--------------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                               156,210              122,965
   Time deposits                                                             2,461                3,308

Liabilities and Equity                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                    March 31, 2012   September 30, 2012       Change
--------------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                          252,209              227,929            -24,280
   Short-term borrowings                                                   216,432              224,230              7,798
   Other current liabilities                                               204,383              188,815            -15,568
Total Current Liabilities                                                  673,024              640,974            -32,050
Fixed Liabilities
   Long-term indebtedness                                                  525,435              518,263             -7,172
   Accrued pension and severance costs                                     164,757              156,550             -8,207
   Other fixed liabilities                                                  47,124               43,302             -3,822
Total Fixed Liabilities                                                    737,316              718,115            -19,201
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                        1,410,340            1,359,089            -51,251
--------------------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                            135,364              135,364                 --
   Additional paid-in capital                                              186,083              186,083                 --
   Retained earnings                                                       742,549              748,092              5,543
   Accumulated other comprehensive loss                                   -204,175             -231,070            -26,895
   Treasury stock                                                          -37,117              -37,120                 -3
Total Ricoh Company, Ltd. shareholders' equity                             822,704              801,349            -21,355
Noncontrolling interests                                                    56,314               58,077              1,763
--------------------------------------------------------------------------------------------------------------------------
Total Equity                                                               879,018              859,426            -19,592
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                             2,289,358            2,218,515            -70,843
--------------------------------------------------------------------------------------------------------------------------
Note:
Accumulated other comprehensive loss;                               March 31, 2012   September 30, 2012        Change
   Net unrealized holding gains (losses) on available-for-sale
securities                                                                   3,681                2,197             -1,484
   Pension liability adjustments                                           -67,578              -64,132              3,446
   Net unrealized gains (losses) on derivative instruments                  -1,153               -1,333               -180
   Cumulative translation adjustments                                     -139,125             -167,802            -28,677

                       Reference: Exchange rate                     March 31, 2012   September 30, 2012
                                  US$ 1                                  Yen 82.19            Yen 77.60
                                  EURO 1                                Yen 109.80           Yen 100.24

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF INCOME

Half year ended September 30, 2012 and 2011


                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     Half year ended      Half year ended
                                                                    September 30, 2011   September 30, 2012   Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 939,082              917,467      -21,615     -2.3
Cost of sales                                                             552,230              543,061       -9,169     -1.7
    Percentage of net sales (%)                                              58.8                 59.2
Gross Profit                                                              386,852              374,406      -12,446     -3.2
    Percentage of net sales (%)                                              41.2                 40.8
Selling, general and administrative expenses                              388,885              347,018      -41,867    -10.8
    Percentage of net sales (%)                                              41.4                 37.8
Operating income (loss)                                                    -2,033               27,388       29,421       --
    Percentage of net sales (%)                                              -0.2                  3.0
Other (income) expenses
  Interest and dividend income                                              1,503                1,536           33      2.2
    Percentage of net sales (%)                                               0.2                  0.2
  Interest expense                                                          3,430                3,555          125      3.6
    Percentage of net sales (%)                                               0.4                  0.4
  Other, net                                                                5,764                  879       -4,885    -84.8
    Percentage of net sales (%)                                               0.6                  0.1
Income (loss) before income taxes,
  equity income and noncontrolling interests                               -9,724               24,490       34,214       --
    Percentage of net sales (%)                                              -1.0                  2.7
Provision for income taxes                                                 -3,083               10,401       13,484       --
    Percentage of net sales (%)                                              -0.3                  1.2
Equity in earnings of affiliates                                               -1                   57           58       --
    Percentage of net sales (%)                                              -0.0                  0.0
Consolidated net income (loss)                                             -6,642               14,146       20,788       --
    Percentage of net sales (%)                                              -0.7                  1.5
Net income attributable to noncontrolling interests                         2,150                2,433          283     13.2
    Percentage of net sales (%)                                               0.2                  0.2
Net income (loss) attributable to Ricoh Company, Ltd.                      -8,792               11,713       20,505       --
    Percentage of net sales (%)                                              -0.9                  1.3
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate                   September 30, 2011    September 30, 2012
                              US$ 1                                    Yen 79.82             Yen 79.43
                              EURO 1                                  Yen 113.94            Yen 100.66

Three months ended September 30, 2012 and 2011

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                    September 30, 2011   September 30, 2012   Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 471,689              458,080      -13,609     -2.9
Cost of sales                                                             282,428              273,572       -8,856     -3.1
    Percentage of net sales (%)                                              59.9                 59.7
Gross Profit                                                              189,261              184,508       -4,753     -2.5
    Percentage of net sales (%)                                              40.1                 40.3
Selling, general and administrative expenses                              202,620              171,401      -31,219    -15.4
    Percentage of net sales (%)                                              42.9                 37.4
Operating income (loss)                                                   -13,359               13,107       26,466       --
    Percentage of net sales (%)                                              -2.8                  2.9
Other (income) expenses
  Interest and dividend income                                                896                  694         -202    -22.5
    Percentage of net sales (%)                                               0.2                  0.2
  Interest expense                                                          1,967                2,034           67      3.4
    Percentage of net sales (%)                                               0.4                  0.4
  Other, net                                                                4,581                 -448       -5,029       --
    Percentage of net sales (%)                                               1.0                 -0.0
Income (loss) before income taxes,
  equity income and noncontrolling interests                              -19,011               12,215       31,226       --
    Percentage of net sales (%)                                              -4.0                  2.7
Provision for income taxes                                                 -6,254                5,732       11,986       --
    Percentage of net sales (%)                                              -1.3                  1.3
Equity in earnings of affiliates                                                7                   16            9    128.6
    Percentage of net sales (%)                                               0.0                  0.0
Consolidated net income (loss)                                            -12,750                6,499       19,249       --
    Percentage of net sales (%)                                              -2.7                  1.4
Net income attributable to noncontrolling interests                           975                1,323          348     35.7
    Percentage of net sales (%)                                               0.2                  0.3
Net income (loss) attributable to Ricoh Company, Ltd.                     -13,725                5,176       18,901       --
    Percentage of net sales (%)                                              -2.9                  1.1
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate                   September 30, 2011    September 30, 2012
                              US$ 1                                    Yen 77.94             Yen 78.64
                              EURO 1                                  Yen 110.31             Yen 98.29

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Half year ended September 30, 2012 and 2011                                                                  (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                      Half year ended     Half year ended
                                                                     September 30, 2011  September 30, 2012        Change
------------------------------------------------------------------------------------------------------------------------------
Consolidated net income (loss)                                                   -6,642              14,146             20,788
Other comprehensive income (loss), net of tax
    Net unrealized holding losses on available-for-sale securities               -2,435              -1,489                946
    Pension liability adjustments                                                  -556               3,448              4,004
    Net unrealized gains (losses) on derivative instruments                         -27                -292               -265
    Foreign currency translation adjustments                                    -44,954             -28,848             16,106
                                                                                -47,972             -27,181             20,791
Comprehensive gain (loss)                                                       -54,614             -13,035             41,579
Comprehensive income attributable to noncontrolling interests                     2,006               2,147                141
Comprehensive gain (loss) attributable to Ricoh Company, Ltd.                   -56,620             -15,182             41,438

                        Reference : Exchange rate                    September 30, 2011  September 30, 2012
                                    US$ 1                                     Yen 79.82           Yen 79.43
                                    EURO 1                                   Yen 113.94          Yen 100.66

Three months ended September 30, 2012 and 2011                                                               (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended  Three months ended
                                                                     September 30, 2011  September 30, 2012        Change
------------------------------------------------------------------------------------------------------------------------------
Consolidated net income (loss)                                                  -12,750               6,499             19,249
Other comprehensive income (loss), net of tax
    Net unrealized holding losses on available-for-sale securities               -1,738                -790                948
    Pension liability adjustments                                                -1,304               3,703              5,007
    Net unrealized gains (losses) on derivative instruments                         502                  -3               -505
    Foreign currency translation adjustments                                    -38,663                 807             39,470
                                                                                -41,203               3,717             44,920
Comprehensive gain (loss)                                                       -53,953              10,216             64,169
Comprehensive income attributable to noncontrolling interests                       891               1,299                408
Comprehensive gain (loss) attributable to Ricoh Company, Ltd.                   -54,844               8,917             63,761

                        Reference : Exchange rate                    September 30, 2011  September 30, 2012
                                    US$ 1                                     Yen 77.94           Yen 78.64
                                    EURO 1                                   Yen 110.31           Yen 98.29

CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2012 and 2011                                                                 (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     Half year ended      Half year ended
                                                                    September 30, 2011   September 30, 2012  Change       %
-----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                                          658,485              626,280      -32,205      -4.9
    Percentage of net sales (%)                                              70.1                 68.3
  Production Printing                                                      72,769               69,435       -3,334      -4.6
    Percentage of net sales (%)                                               7.7                  7.6
  Network System Solutions                                                 98,055              101,922        3,867       3.9
    Percentage of net sales (%)                                              10.4                 11.1
Imaging & Solutions Total                                                 829,309              797,637      -31,672      -3.8
    Percentage of net sales (%)                                              88.2                 87.0
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                        50,589               47,437       -3,152      -6.2
    Percentage of net sales (%)                                               5.4                  5.2
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                      59,184              72,393         13,209     22.3
    Percentage of net sales (%)                                               6.4                 7.8
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                               939,082             917,467        -21,615     -2.3
    Percentage of net sales (%)                                             100.0               100.0
-----------------------------------------------------------------------------------------------------------------------------
             Reference : Exchange rate
                         US$ 1                                          Yen 79.82            Yen 79.43
                         EURO 1                                        Yen 113.94           Yen 100.66



Three months ended September 30, 2012 and 2011                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                    September 30, 2011   September 30, 2012  Change       %
-----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                                         324,705               304,522        -20,183    -6.2
    Percentage of net sales (%)                                             68.8                  66.5
  Production Printing                                                     37,492                34,787         -2,705    -7.2
    Percentage of net sales (%)                                              7.9                   7.6
  Network System Solutions                                                53,762                57,778          4,016     7.5
    Percentage of net sales (%)                                             11.5                  12.6
Imaging & Solutions Total                                                415,959               397,087        -18,872    -4.5
    Percentage of net sales (%)                                             88.2                  86.7
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                       25,390                23,917         -1,473    -5.8
    Percentage of net sales (%)                                              5.4                   5.2
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                     30,340                37,076          6,736    22.2
    Percentage of net sales (%)                                              6.4                   8.1
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                              471,689               458,080        -13,609    -2.9
    Percentage of net sales (%)                                            100.0                 100.0
-----------------------------------------------------------------------------------------------------------------------------
                  Reference : Exchange rate
                              US$ 1                                    Yen 77.94             Yen 78.64
                              EURO 1                                  Yen 110.31             Yen 98.29

*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators, facsimile, scanners,
                          related parts & supplies, services, support and
                          software
Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

*Product Category and product lines included in Product Category was changed in this fiscal year.
Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category).
Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year. The above reclassification was made to the prior year's figures.

CONSOLIDATED SALES BY GEOGRAPHIC AREA

Half year ended September 30, 2012 and 2011                                                                 (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     Half year ended      Half year ended
                                                                    September 30, 2011   September 30, 2012   Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Domestic]                                                                434,515              430,762       -3,753     -0.9
    Percentage of net sales (%)                                              46.3                 47.0
[Overseas]                                                                504,567              486,705      -17,862     -3.5
    Percentage of net sales (%)                                              53.7                 53.0
      The Americas                                                        234,394              234,319          -75     -0.0
        Percentage of net sales (%)                                          25.0                 25.5
      Europe, Middle East and Africa                                      207,949              187,163      -20,786    -10.0
        Percentage of net sales (%)                                          22.1                 20.4
      Other                                                                62,224               65,223        2,999      4.8
        Percentage of net sales (%)                                           6.6                  7.1
Grand Total                                                               939,082              917,467      -21,615     -2.3
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------
                  Reference:  Exchange rate
                              US$ 1                                     Yen 79.82            Yen 79.43
                              EURO 1                                   Yen 113.94           Yen 100.66

Three months ended September 30, 2012 and 2011                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                    September 30, 2011   September 30, 2012   Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Domestic]                                                                219,203              215,313       -3,890     -1.8
    Percentage of net sales (%)                                              46.5                 47.0
[Overseas]                                                                252,486              242,767       -9,719     -3.8
    Percentage of net sales (%)                                              53.5                 53.0
      The Americas                                                        120,151              116,852       -3,299     -2.7
        Percentage of net sales (%)                                          25.5                 25.5
      Europe, Middle East and Africa                                      100,231               91,910       -8,321     -8.3
        Percentage of net sales (%)                                          21.2                 20.1
      Other                                                                32,104               34,005        1,901      5.9
        Percentage of net sales (%)                                           6.8                  7.4
Grand Total                                                               471,689              458,080      -13,609     -2.9
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------
                  Reference:  Exchange rate
                              US$ 1                                     Yen 77.94           Yen 78.64
                              EURO 1                                   Yen 110.31           Yen 98.29

*Geographic area was changed in this fiscal year.

Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                              Half year ended                Half year ended
                                                                             September 30, 2011            September 30, 2012
-----------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income (loss)                                                   -6,642                       14,146
   Adjustments to reconcile consolidated net income to net cash provided by operating activities--
      Depreciation and amortization                                                 43,981                       43,000
      Equity in earnings of affiliates, net of dividends received                        1                          -57
      Deferred income taxes                                                        -14,581                         -358
      Pension and severance costs, less payments                                    -8,321                       -2,876
      Changes in assets and liabilities--
          Decrease in trade receivables                                             17,220                       11,496
          Increase in inventories                                                  -27,963                       -9,097
          Increase in finance receivables                                          -10,617                      -11,720
          Decrease in trade payables                                                -1,311                      -19,866
          Increase (Decrease) in accrued income taxes and
            accrued expenses and other                                               8,626                       -2,353
      Other, net                                                                    15,177                        6,149
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                         15,570                       28,464
-----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
      Proceeds from sales of property, plant and equipment                             565                          639
      Expenditures for property, plant and equipment,
      including interest capitalized                                               -36,885                      -41,381
      Expenditures for intangible asset                                             -8,375                       -6,200
      Payments for purchases of available-for-sale securities                         -122                          -98
      Proceeds from sales of available-for-sale securities                              10                           25
      Increase in time deposits                                                       -400                       -1,000
      Other, net                                                                    -7,754                       -4,597
-----------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                            -52,961                      -52,612
-----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
      Proceeds from long-term indebtedness                                          23,386                       31,300
      Repayment of long-term indebtedness                                          -29,671                      -24,534
      Increase (Decrease) in short-term borrowings, net                             24,680                       -3,593
      Repayment of long-term debt securities                                          -231                           --
      Dividends paid                                                               -11,971                       -6,163
      Payment for purchase of treasury stock                                           -14                           -8
      Other, net                                                                      -294                         -381
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                                5,885                       -3,379
-----------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                    -7,105                       -5,718
-----------------------------------------------------------------------------------------------------------------------------
V. Net Decrease in Cash and Cash Equivalents                                       -38,611                      -33,245
-----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                 172,221                      156,210
-----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                    133,610                      122,965
-----------------------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

Not applicable

(5) SEGMENT INFORMATION

(a) Operating Segments Information

Half year ended September 30, 2012 and 2011

                                                                                                          (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                              Half year ended       Half year ended
                                                             September 30, 2011    September 30, 2012     Change       %
---------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                     829,309            797,637             -31,672     -3.8
       Intersegment                                                    --                 --                  --       --
       Total                                                      829,309            797,637             -31,672     -3.8
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             792,255            738,044             -54,211     -6.8
---------------------------------------------------------------------------------------------------------------------------
   Operating income                                                37,054             59,593              22,539     60.8
       Operating income on sales in Imaging & Solutions (%)           4.5                7.5
---------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                      50,589             47,437              -3,152     -6.2
       Intersegment                                                 2,264              2,052                -212     -9.4
       Total                                                       52,853             49,489              -3,364     -6.4
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              55,009             50,147              -4,862     -8.8
---------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                  -2,156               -658               1,498       --
       Operating income on sales in Industrial Products (%)          -4.1               -1.3
---------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                      59,184             72,393              13,209     22.3
       Intersegment                                                    --                 --                  --       --
       Total                                                       59,184             72,393              13,209     22.3
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              61,669             73,136              11,467     18.6
---------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                  -2,485               -743               1,742       --
       Operating income on sales in Other (%)                        -4.2               -1.0
---------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                -2,264             -2,052                 212       --
       Total                                                       -2,264             -2,052                 212       --
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                -2,264             -2,052                 212       --
       Corporate                                                   34,446             30,804              -3,642       --
       Total                                                       32,182             28,752              -3,430       --
---------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                 -34,446            -30,804               3,642       --
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                     939,082            917,467             -21,615     -2.3
       Intersegment                                                    --                 --                  --       --
       Total                                                      939,082            917,467             -21,615     -2.3
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             941,115            890,079             -51,036     -5.4
---------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                         -2,033             27,388              29,421       --
       Operating income on consolidated net sales (%)                -0.2                3.0
---------------------------------------------------------------------------------------------------------------------------

*Certain products were reclassified into segment "Imaging & Solutions" and "Industrial Products" from "Other" in this fiscal year. The above reclassification was made to the prior year's figures.

Three months ended September 30, 2012 and 2011
                                                                                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                           Three months ended Three months ended
                                                           September 30, 2011 September 30, 2012    Change       %
---------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                     415,959            397,087        -18,872      -4.5
       Intersegment                                                    --                 --             --        --
       Total                                                      415,959            397,087        -18,872      -4.5
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             406,955            368,236        -38,719      -9.5
---------------------------------------------------------------------------------------------------------------------
   Operating income                                                 9,004             28,851         19,847     220.4
       Operating income on sales in Imaging & Solutions (%)           2.2                7.3
---------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                      25,390             23,917         -1,473      -5.8
       Intersegment                                                 1,198              1,064           -134     -11.2
       Total                                                       26,588             24,981         -1,607      -6.0
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              28,263             25,221         -3,042     -10.8
---------------------------------------------------------------------------------------------------------------------
   Operating loss                                                  -1,675               -240          1,435        --
       Operating income on sales in Industrial Products (%)          -6.3               -1.0
---------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                      30,340             37,076          6,736      22.2
       Intersegment                                                    --                 --             --        --
       Total                                                       30,340             37,076          6,736      22.2
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              32,438             37,515          5,077      15.7
---------------------------------------------------------------------------------------------------------------------
   Operating loss                                                  -2,098               -439          1,659        --
       Operating income on sales in Other (%)                        -6.9               -1.2
---------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                -1,198             -1,064            134        --
       Total                                                       -1,198             -1,064            134        --
---------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                -1,198             -1,064            134        --
       Corporate                                                   18,590             15,065         -3,525        --
       Total                                                       17,392             14,001         -3,391        --
---------------------------------------------------------------------------------------------------------------------
   Operating loss                                                 -18,590            -15,065          3,525        --
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                     471,689            458,080        -13,609      -2.9
       Intersegment                                                    --                 --             --        --
       Total                                                      471,689            458,080        -13,609      -2.9
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             485,048            444,973        -40,075      -8.3
---------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                        -13,359             13,107         26,466        --
       Operating income on consolidated net sales (%)                -2.8                2.9
---------------------------------------------------------------------------------------------------------------------

*Certain products were reclassified into segment "Imaging & Solutions" and "Industrial Products" from "Other" in this fiscal year. The above reclassification was made to the prior year's figures.

(b) Geographic Segments Information

Half year ended September 30, 2012 and 2011                                                               (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                              Half year ended       Half year ended
                                                             September 30, 2011    September 30, 2012     Change       %
---------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                          442,013               438,615          -3,398     -0.8
       Intersegment                                                189,487               185,972          -3,515     -1.9
       Total                                                       631,500               624,587          -6,913     -1.1
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              646,486               611,796         -34,690     -5.4
---------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                         -14,986                12,791          27,777       --
       Operating income on sales in Japan (%)                         -2.4                   2.0
---------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                          234,160               234,292             132      0.1
       Intersegment                                                  1,869                 3,500           1,631     87.3
       Total                                                       236,029               237,792           1,763      0.7
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              241,104               236,277          -4,827     -2.0
---------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                          -5,075                 1,515           6,590       --
       Operating income on sales in the Americas (%)                  -2.2                   0.6
---------------------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       External customers                                          205,640               185,468         -20,172     -9.8
       Intersegment                                                  1,110                   325            -785    -70.7
       Total                                                       206,750               185,793         -20,957    -10.1
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              194,764               175,106         -19,658    -10.1
---------------------------------------------------------------------------------------------------------------------------
   Operating income                                                 11,986                10,687          -1,299    -10.8
       Operating income on sales in Europe (%)                         5.8                   5.8
---------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                           57,269                59,092           1,823      3.2
       Intersegment                                                 76,566                91,763          15,197     19.8
       Total                                                       133,835               150,855          17,020     12.7
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              129,199               145,292          16,093     12.5
---------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  4,636                 5,563             927     20.0
       Operating income on sales in Other (%)                          3.5                   3.7
---------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                               -269,032              -281,560         -12,528       --
       Total                                                      -269,032              -281,560         -12,528       --
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             -270,438              -278,392          -7,954       --
---------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                           1,406                -3,168          -4,574       --
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                          939,082               917,467         -21,615     -2.3
       Intersegment                                                     --                    --              --       --
       Total                                                       939,082               917,467         -21,615     -2.3
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              941,115               890,079         -51,036     -5.4
---------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                          -2,033                27,388          29,421       --
       Operating income on consolidated net sales (%)                 -0.2                   3.0
---------------------------------------------------------------------------------------------------------------------------

*Geographic area was changed in this fiscal year.

Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

Three months ended September 30, 2012 and 2011

                                                                                                          (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                             Three months ended    Three months ended
                                                             September 30, 2011    September 30, 2012     Change       %
---------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                         222,789               219,608           -3,181     -1.4
       Intersegment                                               102,409                88,776          -13,633    -13.3
       Total                                                      325,198               308,384          -16,814     -5.2
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             346,425               304,141          -42,284    -12.2
---------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                        -21,227                 4,243           25,470       --
       Operating income on sales in Japan (%)                        -6.5                   1.4
---------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                         119,962               116,845           -3,117     -2.6
       Intersegment                                                   979                 1,945              966     98.7
       Total                                                      120,941               118,790           -2,151     -1.8
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             121,698               118,175           -3,523     -2.9
---------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                           -757                   615            1,372       --
       Operating income on sales in the Americas (%)                 -0.6                   0.5
---------------------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       External customers                                          99,211                91,099           -8,112     -8.2
       Intersegment                                                   508                   153             -355    -69.9
       Total                                                       99,719                91,252           -8,467     -8.5
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              94,283                86,770           -7,513     -8.0
---------------------------------------------------------------------------------------------------------------------------
   Operating income                                                 5,436                 4,482             -954    -17.5
       Operating income on sales in Europe (%)                        5.5                   4.9
---------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                          29,727                30,528              801      2.7
       Intersegment                                                42,371                44,929            2,558      6.0
       Total                                                       72,098                75,457            3,359      4.7
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              68,910                72,733            3,823      5.5
---------------------------------------------------------------------------------------------------------------------------
   Operating income                                                 3,188                 2,724             -464    -14.6
       Operating income on sales in Other (%)                         4.4                   3.6
---------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                              -146,267              -135,803           10,464       --
       Total                                                     -146,267              -135,803           10,464       --
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                            -146,268              -136,846            9,422       --
---------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     1                 1,043            1,042       --
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                         471,689               458,080          -13,609     -2.9
       Intersegment                                                    --                    --               --       --
       Total                                                      471,689               458,080          -13,609     -2.9
---------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             485,048               444,973          -40,075     -8.3
---------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                        -13,359                13,107           26,466       --
       Operating income on consolidated net sales (%)                -2.8                   2.9
---------------------------------------------------------------------------------------------------------------------------

*Geographic area was changed in this fiscal year.

Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

(6) NOTES ON SIGNIFICANT CHANGES IN EQUITY

Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2012 and 2011                                                               (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                            Half year ended     Half year ended                    Change excluding
                                           September 30, 2011  September 30, 2012  Change     %    exchange impact     %
---------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                  658,485             626,280      -32,205   -4.9       -9,583       -1.5
    Percentage of net sales (%)                      70.1                68.3
      Domestic                                    243,233             235,997       -7,236   -3.0       -7,236       -3.0
      Overseas                                    415,252             390,283      -24,969   -6.0       -2,347       -0.6
  Production Printing                              72,769              69,435       -3,334   -4.6       -1,026       -1.4
    Percentage of net sales (%)                       7.7                 7.6
      Domestic                                     15,469              16,435          966    6.2          966        6.2
      Overseas                                     57,300              53,000       -4,300   -7.5       -1,992       -3.5
  Network System Solutions                         98,055             101,922        3,867    3.9        5,200        5.3
    Percentage of net sales (%)                      10.4                11.1
      Domestic                                     89,918              89,789         -129   -0.1         -129       -0.1
      Overseas                                      8,137              12,133        3,996   49.1        5,329       65.5
Imaging & Solutions Total                         829,309             797,637      -31,672   -3.8       -5,409       -0.7
    Percentage of net sales (%)                      88.2                87.0
  Domestic                                        348,620             342,221       -6,399   -1.8       -6,399       -1.8
  Overseas                                        480,689             455,416      -25,273   -5.3          990        0.2
      The Americas                                228,091             225,451       -2,640   -1.2       -1,551       -0.7
      Europe, Middle East and Africa              200,570             177,431      -23,139  -11.5          190        0.1
      Other                                        52,028              52,534          506    1.0        2,351        4.5
---------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                50,589              47,437       -3,152   -6.2       -2,504       -4.9
    Percentage of net sales (%)                       5.4                 5.2
  Domestic                                         28,173              24,003       -4,170  -14.8       -4,170      -14.8
  Overseas                                         22,416              23,434        1,018    4.5        1,666        7.4
      The Americas                                  6,219               6,884          665   10.7          699       11.2
      Europe, Middle East and Africa                6,717               6,359         -358   -5.3          340        5.1
      Other                                         9,480              10,191          711    7.5          627        6.6
---------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                              59,184              72,393       13,209   22.3       13,654       23.1
    Percentage of net sales (%)                       6.4                 7.8
  Domestic                                         57,722              64,538        6,816   11.8        6,816       11.8
  Overseas                                          1,462               7,855        6,393  437.3        6,838      467.7
      The Americas                                     84               1,984        1,900     --        1,922         --
      Europe, Middle East and Africa                  662               3,373        2,711  409.5        3,155      476.6
      Other                                           716               2,498        1,782  248.9        1,761      245.9
---------------------------------------------------------------------------------------------------------------------------
Grand Total                                       939,082             917,467      -21,615   -2.3        5,741        0.6
    Percentage of net sales (%)                     100.0               100.0
  Domestic                                        434,515             430,762       -3,753   -0.9       -3,753       -0.9
    Percentage of net sales (%)                      46.3                47.0
  Overseas                                        504,567             486,705      -17,862   -3.5        9,494        1.9
    Percentage of net sales (%)                      53.7                53.0
      The Americas                                234,394             234,319          -75   -0.0        1,070        0.5
        Percentage of net sales (%)                  25.0                25.5
      Europe, Middle East and Africa              207,949             187,163      -20,786  -10.0        3,685        1.8
        Percentage of net sales (%)                  22.1                20.4
      Other                                        62,224              65,223        2,999    4.8        4,739        7.6
        Percentage of net sales (%)                   6.6                 7.1
---------------------------------------------------------------------------------------------------------------------------
                Reference: Exchange rate
                           US$ 1                Yen 79.82           Yen 79.43    Yen -0.39
                           EURO 1              Yen 113.94          Yen 100.66   Yen -13.28

*Each category includes the following product line:

Office                    Imaging MFPs (multifunctional printers), copiers,
                          laser printers, digital duplicators, facsimile,
                          scanners, related parts & supplies, services, support
                          and software
Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

*Product Category and product lines included in Product Category was changed in this fiscal year.
Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category).
Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year.
The above reclassification was made to the prior year's figures.

*Geographic area was changed in this fiscal year.

Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

                                       A1

Three months ended September 30, 2012 and 2011                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                              Three months ended  Three months ended                  Change excluding
                                              September 30, 2011  September 30, 2012  Change     %    exchange impact      %
-------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                     324,705             304,522      -20,183   -6.2      -11,654        -3.6
    Percentage of net sales (%)                         68.8                66.5
       Domestic                                      118,158             111,976       -6,182   -5.2       -6,182        -5.2
       Overseas                                      206,547             192,546      -14,001   -6.8       -5,472        -2.6
  Production Printing                                 37,492              34,787       -2,705   -7.2       -1,813        -4.8
    Percentage of net sales (%)                          7.9                 7.6
       Domestic                                        7,595               8,179          584    7.7          584         7.7
       Overseas                                       29,897              26,608       -3,289  -11.0       -2,397        -8.0
  Network System Solutions                            53,762              57,778        4,016    7.5        4,837         9.0
    Percentage of net sales (%)                         11.5                12.6
       Domestic                                       49,624              50,338          714    1.4          714         1.4
       Overseas                                        4,138               7,440        3,302   79.8        4,123        99.6
Imaging & Solutions Total                            415,959             397,087      -18,872   -4.5       -8,630        -2.1
    Percentage of net sales (%)                         88.2                86.7
  Domestic                                           175,377             170,493       -4,884   -2.8       -4,884        -2.8
  Overseas                                           240,582             226,594      -13,988   -5.8       -3,746        -1.6
      The Americas                                   116,938             112,463       -4,475   -3.8       -5,463        -4.7
      Europe, Middle East and Africa                  96,753              87,152       -9,601   -9.9        1,023         1.1
      Other                                           26,891              26,979           88    0.3          694         2.6
-------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                   25,390              23,917       -1,473   -5.8       -1,254        -4.9
    Percentage of net sales (%)                          5.4                 5.2
  Domestic                                            14,179              11,964       -2,215  -15.6       -2,215       -15.6
  Overseas                                            11,211              11,953          742    6.6          961         8.6
      The Americas                                     3,170               3,428          258    8.1          229         7.2
      Europe, Middle East and Africa                   3,126               3,020         -106   -3.4          196         6.3
      Other                                            4,915               5,505          590   12.0          536        10.9
-------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                 30,340              37,076        6,736   22.2        6,927        22.8
    Percentage of net sales (%)                          6.4                 8.1
  Domestic                                            29,647              32,856        3,209   10.8        3,209        10.8
  Overseas                                               693               4,220        3,527  508.9        3,718       536.5
      The Americas                                        43                 961          918     --          912          --
      Europe, Middle East and Africa                     352               1,738        1,386  393.8        1,600       454.5
      Other                                              298               1,521        1,223  410.4        1,206       404.7
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                          471,689             458,080      -13,609   -2.9       -2,957        -0.6
    Percentage of net sales (%)                        100.0               100.0
  Domestic                                           219,203             215,313       -3,890   -1.8       -3,890        -1.8
    Percentage of net sales (%)                         46.5                47.0
  Overseas                                           252,486             242,767       -9,719   -3.8          933         0.4
    Percentage of net sales (%)                         53.5                53.0
      The Americas                                   120,151             116,852       -3,299   -2.7       -4,322        -3.6
        Percentage of net sales (%)                     25.5                25.5
      Europe, Middle East and Africa                 100,231              91,910       -8,321   -8.3        2,819         2.8
        Percentage of net sales (%)                     21.2                20.1
      Other                                           32,104              34,005        1,901    5.9        2,436         7.6
        Percentage of net sales (%)                      6.8                 7.4
-------------------------------------------------------------------------------------------------------------------------------
                Reference: Exchange rate
                           US$ 1                   Yen 77.94           Yen 78.64            Yen 0.70
                           EURO 1                 Yen 110.31           Yen 98.29          Yen -12.02

*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators,  facsimile,  scanners,
                          related parts & supplies,  services, support and
                          software
Production Printing       Cut sheet  printer,  continuous  feed printer,
                          related  parts & supplies, services, support
                          and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

*Product Category and product lines included in Product Category was changed in this fiscal year.
Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category).
Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year.
The above  reclassification was made to the prior year's figures.

*Geographic area was changed in this fiscal year.
Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

                                       A2

2. FORECAST OF CONSOLIDATED PERFORMANCE


                                                                                       (Billions of yen)
--------------------------------------------------------------------------------------------------------
                                   Half year ended        Half year ending         Year ending
                                   Sept. 30, 2012  Change  March 31, 2013  Change March 31, 2013 Change
                                       Results        %       Forecast        %      Forecast       %
--------------------------------------------------------------------------------------------------------
Net sales                                917.4       -2.3        982.6        1.9    1,900.0        -0.2
Gross profit                             374.4       -3.2        380.6        4.1      755.0         0.3
Operating income                          27.3         --         42.7         --       70.0          --
Income before income taxes                24.4         --         38.1         --       62.5          --
Net income attributable to
  Ricoh Company, Ltd.                     11.7         --         21.3         --       33.0          --
---------------------------------------------------------------------------------------------------------
Net income attributable to
  Ricoh Company, Ltd.                    16.15         --        29.36         --      45.51          --
  shareholders per
  share-basic (yen)
Net income attributable to
  Ricoh Company, Ltd.
  shareholders per
  share-diluted (yen)                       --         --           --         --         --          --
---------------------------------------------------------------------------------------------------------
Capital expenditures                      41.3         --         37.7         --       79.0          --
Depreciation for tangible
  fixed assets                            30.6         --         33.4         --       64.0          --
R&D expenditures                          54.7         --         62.3         --      117.0          --
---------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                  79.43         --        75.00         --      77.22          --
Exchange rate (Yen/EURO)                100.66         --       100.00         --     100.33          --
---------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                        (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                           Half year ending March. 31, 2013               Year ending March 31, 2013
                                           --------------------------------               --------------------------
                                                  Change                 Change              Change                 Change
                                       Forecast     %      Forecast(*)     %      Forecast     %      Forecast(*)     %
--------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                          668.0      0.5        685.3       3.1    1,294.3     -2.2      1,334.2       0.8
       Domestic                           253.0     -0.1        253.0      -0.1      489.0     -1.5        489.0      -1.5
       Overseas                           415.0      0.9        432.3       5.1      805.3     -2.6        845.2       2.2
  Production Printing                      77.4      2.1         80.0       5.5      146.8     -1.2        151.7       2.1
       Domestic                            17.8      4.4         17.8       4.4       34.2      5.3         34.2       5.3
       Overseas                            59.6      1.4         62.2       5.9      112.6     -3.0        117.5       1.3
  Network System Solutions                108.9      7.6        109.6       8.2      210.8      5.8        212.8       6.8
       Domestic                            94.2      2.1         94.2       2.1      184.0      1.0        184.0       1.0
       Overseas                            14.7     63.8         15.4      71.0       26.8     56.8         28.8      68.4
Imaging & Solutions Total                 854.3      1.5        874.9       3.9    1,652.0     -1.1      1,698.8       1.7
  Domestic                                365.0      0.7        365.0       0.7      707.3     -0.6        707.3      -0.6
  Overseas                                489.3      2.1        509.9       6.4      944.7     -1.6        991.5       3.3
      The Americas                        228.1      1.2        237.7       5.4      453.6      0.0        464.2       2.4
      Europe, Middle East and Africa      205.3      1.5        213.7       5.7      382.7     -5.0        414.4       2.9
      Other                                55.9      8.6         58.5      13.6      108.4      4.7        112.9       9.0
--------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                        47.4     -0.1         48.4       2.0       94.8     -3.3         96.5      -1.6
  Domestic                                 23.6     -6.3         23.6      -6.3       47.6    -10.8         47.6     -10.8
  Overseas                                 23.8      6.8         24.8      11.3       47.2      5.7         48.9       9.4
      The Americas                          6.9      5.8          7.2      10.4       13.8      8.2         14.1      10.8
      Europe, Middle East and Africa        6.8      8.0          7.0      11.1       13.2      1.1         14.1       8.0
      Other                                10.1      6.8         10.6      12.1       20.3      7.2         20.7       9.4
--------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                      80.8      7.5         81.3       8.1      153.2     14.0        154.1      14.7
  Domestic                                 67.6      5.5         67.6       5.5      132.1      8.5        132.1       8.5
  Overseas                                 13.2     19.6         13.7      23.6       21.1     68.4         22.0      75.6
      The Americas                          3.0     28.7          3.1      33.0        5.0    106.4          5.1     111.4
      Europe, Middle East and Africa        5.8     17.6          6.0      21.6        9.2     63.9          9.8      75.5
      Other                                 4.4     16.5          4.6      20.5        6.9     53.6          7.0      56.4
--------------------------------------------------------------------------------------------------------------------------
Grand Total                               982.6      1.9      1,004.6       4.2    1,900.0     -0.2      1,949.4       2.4
  Domestic                                456.3      1.0        456.3       1.0      887.0      0.1        887.0       0.1
  Overseas                                526.3      2.7        548.3       7.0    1,013.0     -0.4      1,062.4       4.5
      The Americas                        238.0      1.6        248.0       5.8      472.3      0.8        483.5       3.1
      Europe, Middle East and Africa      217.9      2.1        226.7       6.2      405.1     -3.9        438.3       4.0
      Other                                70.4      8.8         73.6      13.8      135.6      6.8        140.6      10.8
--------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A3